Exhibit 99.1

CollPlant Biotechnologies Reports First Quarter 2021 Financial Results with Record Revenues of

$14.5 Million

●	Operating income for Q1 2021 increased to $10 million

●	Strong balance sheet with $49.7 million cash position

Rehovot, Israel May 27, 2021, CollPlant (NASDAQ:CLGN), a regenerative and aesthetic medicine company, today announced financial results for the first quarter ended March 31, 2021 and provided an update on the Company’s business developments.

CollPlant reported revenues of $14.5 million for the first quarter of 2021, a 2,281% increase from the $609,000 recorded in the first quarter of 2020 resulting primarily from the $14 million upfront payment received from Allergan Aesthetics, an AbbVie company, in connection with the development agreement entered into in February 2021. GAAP net income for the first quarter of 2021 was $10.1 million compared to a comprehensive loss of $1.6 million for the first quarter of 2020. The Company ended the first quarter of 2021 with $49.7 million in cash and short term cash deposits.

First Quarter Corporate Highlights

●	Entered into strategic development agreement potentially worth up to $103 million in upfront and milestone payments, plus royalties and transfer pricing with Allergan Aesthetics, an AbbVie company, for rhCollagen in the use of dermal and soft tissue filler products. Allergan is the leading provider of dermal fillers, a market projected to reach $10 billion by 2026

●	Company’s ordinary shares have been approved for uplisting to NASDAQ Global Markets® effective upon the open of trading on June 4, 2021 together with transition from trading of ADS to trading of ordinary shares

●	Raised $35 million through a registered direct offering priced at $17.50 per ADS

●	Hugh Evans, additive manufacturing executive, joined board of directors, increasing independent members to six

“We are off to an excellent start to 2021 with strong performance across our core regenerative and aesthetics areas,” said Yehiel Tal, Chief Executive Officer of CollPlant. “Our high-value collaboration with Allergan Aesthetics, an AbbVie company, which came with substantial future potential milestone payments, continues as planned. We are creating a paradigm shift in medical aesthetics by combining our plant-derived recombinant human collagen (rhCollagen) with Allergan’s proprietary technology creating regenerative dermal and soft tissue filler products.”

“Development and commercialization are advancing for our rhCollagen and BioInks in 3D bioprinting and soft tissue repair. Preclinical studies for our 3D bioprinted breast implants show particular promise to transform the field of breast reconstruction and augmentation through regenerative medicine. While our Vergenix products continue to be sold in Europe, we are continuously growing our activities in the development of 3D bioprinted tissues and scaffolds for regenerative medicine applications.”

First-Quarter Results

GAAP revenue for the first quarter increased by 2,281% to $14.5 million, compared to $609,000 in the first quarter of 2020. Revenue in 2021 included $14 million upfront payment received from AbbVie, according to the development agreement entered into between CollPlant and certain wholly owned subsidiaries of AbbVie (the “AbbVie Agreement”).

On a GAAP basis, the gross margin ratio in the first quarter was 94%. The non-GAAP gross margin ratio was the same, 94%.

GAAP operating expenses for the first quarter increased to $3.6 million, compared to $1.8 million in the first quarter of 2020. The increase is mainly derived from expenses, related to the entering into of the AbbVie Agreement and expenses from the registered direct offering, that resulted in $35 million of gross proceeds in February 2021. The increase comprised of (1) $1 million in management and employees compensation, (2) $200,000 in professional services expenses and (3) $362,000 in research and development activities including process development. On a non-GAAP basis, the operating expenses for the first quarter were $3.2 million, compared to $1.6 million for the first quarter of 2020. Non-GAAP measures exclude certain non-cash expenses.

GAAP operating income for the first quarter was $10 million, compared to an operating loss of $1.7 million in the first quarter of 2020.

GAAP financial income, net for the first quarter was $98,000 compared to $106,000 in first quarter of 2020. Financial income is mostly related to exchange rate differences for operating lease liabilities.

GAAP net income for the first quarter was $10.1 million, or $1.20 basic earnings per share, compared to a comprehensive loss of $1.6 million, or $0.24 basic loss per share, for the first quarter of 2020. Non-GAAP net income for the first quarter was $10.5 million, or $1.24 basic earnings per share, compared to $1.4 million loss, or $0.24 basic loss per share, for the first quarter of 2020.

Cash provided by operating activities during the first quarter was $11 million compared to cash used in operating activities of $2.6 million in the first quarter of 2020. The increase in cash from operating activities is mainly attributed to the $14 million upfront payment that was recognized as revenue from the AbbVie Agreement.

Cash used in investing activities during the first quarter accumulates to $179,000 compared to $85,000 in the first quarter of 2020. The increase is mainly attributed to investment in the Company’s information technology systems.

Cash flows from financing activities during the first quarter accumulates to $35.5 million compared to $4.5 million in the first quarter of 2020. The increase is mainly attributed to $32 million in net proceeds from the Company’s registered direct offering in February 2021.

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2021 and 2020 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income, comprehensive income and basic and diluted comprehensive income per share that exclude the effects of non-cash expense for fair market value attributed to change in fair value of financial instruments, share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive income and income per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results as of, and for the first three months ended March 31, 2021 are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine. CollPlant recently entered a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information, visit http://www.collplant.com.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & Chief Financial Officer
Tel: + 972-73-2325600
Email: Eran@collplant.com

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$19,724	$3,333
Short term cash deposits	30,016	-
Restricted deposit	12	12
Trade receivables	174	830
Other accounts receivable and prepaid expenses	267	239
Inventory	1,275	1,262
Total current assets	51,468	5,676
Non-current assets:
Restricted deposit	174	181
Operating lease right-of-use assets	2,798	2,796
Property and equipment, net	2,056	2,106
Intangible assets	138	82
Total non-current assets	5,166	5,165
Total assets	$56,634	$10,841

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	March 31, 2021	December 31, 2020
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$894	$798
Operating lease liabilities	655	440
Deferred revenues	164	207
Accrued liabilities and other	1,664	1,943
Total current liabilities	3,377	3,388
Non-current liabilities:
Derivatives liability	-	28
Operating lease liabilities	2,608	2,948
Total non-current liabilities	2,608	2,976
Total liabilities	5,985	6,364

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of March 31, 2021 and December 31, 2020; issued and outstanding: 9,914,740 and 6,963,838 ordinary shares as of March 31, 2021 and December 31, 2020, respectively	4,290	2,933
Additional paid in capital and warrants	110,238	75,547
Currency translation differences	(969)	(969)
Accumulated deficit	(62,910)	(73,034)
Total shareholders’ equity	50,649	4,477
Total liabilities and shareholders’ equity	$56,634	$10,841

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,
	2021	2020
Revenues	$14,500	$609
Cost of revenues	886	475
Gross Profit	13,614	134

Operating expenses:
Research and development	1,633	810
General, administrative and marketing	1,955	1,031
Operating income (loss)	10,026	(1,707)
Financial income	50	17
Financial expenses	(19)	(4)
Exchange differences	67	93
Financial income, net	98	106
Net Income (loss) for the period	$10,124	$(1,601)
Basic Net income (loss) per ordinary share	$1.20	$(0.24)
Diluted Net income (loss) per ordinary share	$0.88	$(0.24)
Weighted average ordinary shares outstanding	8,413,725	6,659,611

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended March 31,
	2021	2020
Cash flows from operating activities:
Net cash provided by (used in) operations (see Appendix A)	$10,998	$(2,585)
Net cash provided by (used in) operating activities	10,998	(2,585)
Cash flows used in investing activities:
Purchase of intangible assets	(56)	-
Purchase of property and equipment	(123)	(85)
Net cash used in investing activities	(179)	(85)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants, less issuance expenses	32,743	4,450
Exercise of options and warrants into shares	2,770	65
Loan repaid	-	(6)
Net cash provided by financing activities	35,513	4,509
Increase in cash and cash equivalents and restricted deposits	46,332	1,839
Cash and cash equivalents, cash deposits and restricted deposits at the beginning of the period	3,526	3,971
Exchange differences on cash and cash equivalents and restricted deposits	68	(22)
Cash and cash equivalents, cash deposits and restricted deposits at the end of the period	$49,926	$5,788

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended March 31,
	2021	2020
Appendix to the statement of cash flows
A. Net cash used in operations:
Income (loss) for the period	$10,124	$(1,601)
Adjustments for:
Depreciation and amortization	173	164
Share-based compensation to employees and consultants	485	348
Exchange differences on cash and cash equivalents	(68)	22
Financial income related to financial instruments	(28)	(17)
Net change of operating lease accounts	(127)	(119)
	10,559	(1,203)

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	656	(319)
Increase in inventory	(13)	(219)
Decrease (increase) in other receivables	(28)	57
Increase (decrease) in trade payables	96	(285)
Increase in accrued liabilities and other payables	(229)	(361)
Decrease in deferred revenues	(43)	(255)
	439	(1,382)
Net cash provided by (used in) operations	$10,998	$(2,585)
B. Supplementary information on investing and financing activities not involving cash flows:
Conversion of pre-paid warrants to ordinary shares	-	137
Obtaining right of use assets in exchange for a lease liability	105	-
Issuance costs	50	50

C. Reconciliation of Cash, cash equivalents and restricted cash at the end of the period

Cash and cash equivalents	19,724	5,614
Cash deposits	30,016	-
Restricted deposits (including long term)	186	174
Total cash and cash equivalents and restricted deposits	$49,926	$5,788

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(Unaudited)

	Three months ended March 31,
	2021	2020
	USD in thousands

GAAP gross profit	$13,614	$134

GAAP operating expenses:	3,588	1,841

Change of operating lease accounts	127	119

Share-based compensation to employees, directors and consultants	(485)	(348)
Non-GAAP operating expenses:	3,230	1,612

GAAP operating income (loss)	10,026	(1,707)

Non-GAAP operating income (loss)	10,384	(1,478)

GAAP Net Income (loss)	10,124	(1,601)

Change in fair value of financial instruments	(28)	(17)
Change of operating lease accounts	(127)	(119)
Share-based compensation to employees, directors and consultants	485	348
Non-GAAP Net Income (loss)	$10,454	$(1,389)
GAAP basic income (loss) per ordinary share	$1.20	$(0.24)
Non-GAAP basic income (loss) per ordinary share	$1.24	$(0.21)
GAAP diluted income (loss) per ordinary share	$0.88	$(0.24)
Non-GAAP diluted income (loss) per ordinary share	$0.91	$(0.21)